[redacted]

14047422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cary Street Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1210 East Cary Street, Suite 300
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Leath 804-433-4501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, 2nd Floor (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy C. Leath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cary Street Partners LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KATHRYN S GRANT
Notary Public
Commonwealth of Virginia
283770
My Commission Expires Dec 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARY STREET PARTNERS LLC

Statement of Financial Condition
and Independent Accountant's Report
on Internal Control Required by SEC Rule 17a-5

December 31, 2013 and 2012

SEC ID 8 – 66085

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Keiter
Your Opportunity Advisors

Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

www.keitercpa.com

CARY STREET PARTNERS LLC

Table of Contents

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT

Board of Managers
Cary Street Partners LLC
Richmond, Virginia

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Cary Street Partners LLC (the "Company") as of December 31, 2013 and 2012, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cary Street Partners LLC as of December 31, 2013 and 2012, in accordance with accounting principles generally accepted in the United States.

Keiter

February 26, 2014
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

CARY STREET PARTNERS LLC

Statements of Financial Condition
December 31, 2013 and 2012

Assets	2013	2012
Cash and cash equivalents	$ 216,542	$ 997,824
Investment	52,245	57,260
Receivables from clearing broker	639,099	479,693
Other receivables	331,315	155,863
Property and equipment, net	166,113	77,300
Intangible assets, net	7,674,800	2,271,421
Goodwill	194,764	194,764
Due from related party	-	439,624
Other assets	152,756	148,536
Total assets	$ 9,427,634	$ 4,822,285

Liabilities and Member's Equity	2013	2012
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 578,241	$ 808,960
Due to related party	55,400	-
Total liabilities	633,641	808,960
Member's equity	8,793,993	4,013,325
Total liabilities and member's equity	$ 9,427,634	$ 4,822,285

See accompanying notes to financial statements.

CARY STREET PARTNERS LLC

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: Cary Street Partners LLC (the "Company") is a limited liability company organized in the Commonwealth of Virginia in 2002 and is 100% owned by Cary Street Partners Holdings LLC (the "Parent Company"). The Company earns revenue from merger and acquisition advisory services as well as providing financial services to both retail and institutional clients. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker-dealer and forwards all transactions to a clearing broker-dealer on a fully disclosed basis.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash and cash equivalents in broker-dealers offering protection for cash by the Securities Investor Protection Corporation ("SIPC") up to $250,000. In addition, the Company diversifies holdings in multiple broker-dealers to reduce the exposure of exceeding the SIPC limit.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments: The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see Note 2).

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting. Management has determined that no allowance is necessary at December 31, 2013 and 2012.

1. **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and routine repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported in the current year's operations. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

Intangible Assets: Intangible assets represent the value attributable to the client lists of the Fredericksburg Wealth Management Group and Riverstone Wealth Management and the associated generation of future net profits for the Company. The intangible assets are being amortized over their expected lives of 10 to 15 years.

As required by FASB guidance, the Company performs an impairment test of the brokerage intangible, when indicators of impairment exist. The Company did not record an impairment charge for 2013 or 2012.

Goodwill: The Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its evaluation in 2013 and 2012 and, based on the results, did not record an impairment charge in either year.

In determining whether or not an impairment may exist, the Company considers certain qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Such circumstances could include, but are not limited to: (1) deterioration in general economic or industry and market conditions, (2) increasing cost factors, (3) declining financial performance or negative cash flows, or (4) other relevant entity-specific events. If the Company were unable to determine that it is more likely than not that the fair value of a reporting unit is less than the carrying amount, then the Company would perform the first step of the quantitative goodwill impairment test required by GAAP. After consideration of all qualitative factors, the Company determined that it was more-likely-than-not that the fair value of the reporting unit exceeded its carrying amount at December 31, 2013 and 2012 and thus, the quantitative test was not necessary and no impairment charge was recorded.

Income Taxes: The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code, which provides that the member is taxed on the Company's taxable income or loss. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

1. Summary of Significant Accounting Policies, Continued:

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2013 or 2012. The Company's income tax returns for years since 2010 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through February 26, 2014, the date the financial statements were available to be issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. Fair Value Measurements:

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

2. Fair Value Measurements, Continued:

- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2013, include the following:

	Fair Value Using			Assets/Liabilities
	Level 1	Level 2	Level 3	at Fair Value
Assets:				
Investment	$ -	$ -	$ 52,245	$ 52,245
Total assets	$ -	$ -	$ 52,245	$ 52,245

Assets and liabilities measured at fair value on a recurring basis at December 31, 2012, include the following:

	Fair Value Using			Assets/Liabilities
	Level 1	Level 2	Level 3	at Fair Value
Assets:				
Investment	$ -	$ -	$ 57,260	$ 57,260
Total assets	$ -	$ -	$ 57,260	$ 57,260

The following table provides reconciliation between the beginning and ending balances of assets and liabilities measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3):

	2013	2012
Balance, beginning of year	$ 57,260	$ 41,045
Purchases	-	16,000
Sales	(4,800)	-
Unrealized (loss) gain included in revenues	(215)	215
Balance, end of year	$ 52,245	$ 57,260

2. Fair Value Measurements, Continued:

As of December 31, 2013 and 2012, the Company owned units in a privately held company. The units were received as part of an Investment Banking transaction in 2011, with additional units received in 2012. The Company utilizes the market approach in valuing the investment and considers such factors as liquidity and marketability in determining fair value.

The Company has included a liquidity discount of 20% and a minority discount of 20% in determining the fair value as of December 31, 2013 and 2012, resulting in a carrying value of $.65 per unit as of December 31, 2013 and $0.68 per unit as of December 31, 2012.

3. Property and Equipment:

Property and equipment consisted of the following at December 31:

	2013	2012
Computer equipment	$ 248,845	$ 250,075
Furniture and fixtures	420,966	339,024
Software	17,917	23,173
	687,728	612,272
Less accumulated depreciation	(521,615)	(534,972)
Net property and equipment	$ 166,113	$ 77,300

4. Intangible Assets:

The Company's client list intangible asset was recorded from the June 2007 purchase of Fredericksburg Wealth Management and the December 2013 purchase of Riverstone Wealth Management (see Note 7). At December 31, 2013, the balance of the client list intangible asset was $7,674,800, net of accumulated amortization of $4,727,094. At December 31, 2012, the balance of the client list intangible asset was $2,271,421, net of accumulated amortization of $4,440,157.

5. Lease Commitments:

The Company leases equipment and commercial office space in Virginia, Georgia, North Carolina and Texas under operating lease agreements that expire between September 2014 and December 2016.

5. Lease Commitments, Continued:

Minimum future payments under noncancellable operating leases at December 31, 2013 for the next three years are as follows:

2014	$ 446,869
2015	303,194
2016	83,248
	$ 833,311

6. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreements between the Company and its clearing broker provide that the Company is obligated to assume any exposure related to nonperformance by its customers.

If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

7. Related Party Transactions:

The Company is part of a larger financial services organization and routinely conducts intercompany transactions with Cary Street Partners Holdings LLC (the "Parent Company"). The intercompany balance, presented as due from or to related party in the accompanying statements of financial condition, consists of various transactions involving the movement of funds related to the operations of the Parent Company and its subsidiaries, including the Company. The balance in the intercompany account at any point in time may be a net receivable or payable based on numerous factors, such as cash transferred to the Parent Company creating a receivable or expenses paid on the Company's behalf by the Parent Company creating a payable. In addition, certain expenses are incurred by either the Company or the Parent Company and its other subsidiary, and allocated among those entities pursuant to their expense-sharing agreement based on the number of employees at each organization or certain predetermined percentages as set forth in the expense-sharing agreement. The Company had a payable due to the Parent Company of $55,400 at December 31, 2013 and a receivable due from the Parent Company of $439,624 at December 31, 2012.

On December 6, 2013, the Parent Company acquired Riverstone Wealth Management an Austin, Texas based broker and dealer and investment advisor dually registered with the SEC and FINRA. The Parent Company accounted for the acquisition as a purchase in accordance with FASB guidance, and allocated the purchase price to the assets acquired and liabilities assumed based on their fair values at the acquisition date. It is the Parent Company's practice to push down the accounting for these acquisitions to the appropriate wholly-owned company. As a result of this transaction, the Company recorded working capital assets of $163,239, property and equipment of $62,040, intangible assets of $5,690,315, working capital liabilities of $163,239 and member's equity of $5,752,355. The transaction was funded with 706 units of Class B equity in the Parent Company with a fair value per unit of $3,900, for a total consideration of $2,752,355. The Parent Company also assumed subordinated debt in the amount of $3,000,000, interest only payments are due quarterly starting April 1, 2014 at 14% or 12% plus 2% payment in kind at the option of the Parent Company. The principal is due at maturity in December 2018. The debt is not guaranteed by the Company and therefore has not been pushed down to the Company's financial statements by the Parent Company. The terms of the funding structure of the transaction were approved by FINRA prior to the transaction closing.

The Company's affiliate, Cary Street Partners Investment Advisory LLC (the "RIA"), provides investment advisory services to the Company and its clients pursuant to an Investment Consulting Services Agreement.

The Company has entered into a month-to-month lease for its Richmond, Virginia office space with Shockoe Properties, LLC. A Managing Director of the Company is a member in Shockoe Properties, LLC.

7. Related Party Transactions, Continued:

The Company entered into a month-to-month lease agreement for its Fredericksburg, Virginia office space with 250 Executive Center Parkway, LLC. A Managing Director of the Company is a member in 250 Executive Center Parkway, LLC.

8. Indemnifications:

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were, serving at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia; however, the Company's insurance policies serve to further limit its exposure.

9. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $299,179, which was $249,179 in excess of required minimum net capital of $50,000. The Company's net capital ratio was 2.12 to 1.

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Managers
Cary Street Partners LLC
Richmond, Virginia

In planning and performing our audits of the financial statements of Cary Street Partners LLC ("the Company"), as of December 31, 2013 and 2012 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

February 26, 2014
Glen Allen, Virginia

Keiter
Your Opportunity Advisors